Filed by: Oxford Health Plans, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Oxford Health Plans, Inc.
Commission File No. 1-16437

        On April 26, 2004, Oxford Health Plans, Inc. issued the press release set forth below.

CONTACT:    Maria Gordon Shydlo
Oxford Health Plans, Inc.
(203) 459-7674
mshydlo@oxfordhealth.com

FOR IMMEDIATE RELEASE

OXFORD HEALTH PLANS ANNOUNCES AGREEMENT
TO MERGE WITH UNITEDHEALTHCARE

        TRUMBULL, CONN. (April 26, 2004)—Oxford Health Plans, Inc. (NYSE: OHP) today announced it has reached a definitive agreement to merge with UnitedHealthcare, a division of UnitedHealth Group (NYSE: UNH). UnitedHealth Group is a diversified health services company providing products and services to more than 55 million Americans.

        "This merger joins together two highly complementary organizations, combining the national brand prominence of United with Oxford's strong brand and deep relationships in one of the country's key regional markets," said Charles G. Berg, President and CEO of Oxford. "Oxford is well known for its strong tri-state focus and expertise, comprehensive and innovative product offerings and exceptional service reputation, making the Company a natural strategic fit for United and its outstanding track record of leadership and superb national platform. Our combination will expand business opportunities for both of our companies and provide benefits for all of the people and communities we serve.

        "In addition, the merger will create a compelling health benefits solution for companies, governmental entities, other payers, and individuals. As a result, Oxford will be better situated to meet the needs of multi-location workforces with a strong tri-state presence, ranging from the large self-insured employers, such as Fortune 500 companies, to the rapidly growing trend of multi-location small groups," Berg added.

        "UnitedHealthcare will merge its local operations with our business, making Oxford the regional center for the tri-state service area," Berg concluded. "We will be able to take advantage of business synergies and a wide range of opportunities for further growth in the marketplace. Today's announcement creates an outstanding combination for employers, members, physicians and other care providers, our employees and our shareholders and will help further build the Oxford brand. It will provide benefits in the short- and long-term for all involved."

        "This merger creates an exciting opportunity for Oxford, its shareholders and all those committed to delivering quality and affordable healthcare to the people of the tri-state region," stated Kent Thiry, Chairman of Oxford. "By joining with United, a national leader in healthcare, we will be able to further enhance our range of product offerings and service to the marketplace."

        Upon completion of the merger, Oxford will operate as a wholly owned subsidiary of UnitedHealthcare. Oxford will be headed by Charles G. Berg and will maintain offices in Trumbull, CT. Oxford and its products will continue to operate under the Oxford brand.

        Completion of the merger, subject to regulatory approvals and approval by Oxford shareholders, is expected during the fourth quarter of 2004. Under the terms of the agreement, Oxford shareholders will receive UnitedHealth Group stock at a fixed exchange ratio of 0.6357 shares for each Oxford share, plus $16.17 per Oxford share in cash. The total consideration for the transaction is a combination of approximately 54.7 million UnitedHealth Group shares and $1.4 billion in cash, not including the effective benefit of Oxford's cash of approximately $200 million in excess of debt and capital requirements.

Conference Call

        Mr. Berg and other members of senior management from both companies will further discuss the strategic and financial aspects of this combination in a public conference call this afternoon. Details are as follows:

Time:	5:00 p.m. Eastern Standard Time
Domestic Dial-in:	800-515-2563
International Dial-in:	706-679-5262
Pass Code:	None

        Individuals who dial in will be asked to identify themselves and their affiliations. Investors, analysts and the public are also invited to listen to the conference call over the Internet by visiting our website at http://www.oxfordhealth.com. To listen to this call live on the Internet, visit the investor page of Oxford's web site at least 20 minutes early (to download and install any necessary audio software).    A replay will be available beginning at 8:00 pm Eastern Daylight Time on April 26 until 12:00 am Eastern Daylight Time on April 28. The replay can be accessed by dialing 800-642-1687 (domestic) or 706-645-9291 (international) and using pass code 7109024.

About Oxford Health Plans, Inc.

        Founded in 1984, Oxford Health Plans, Inc. provides health plans to employers and individuals primarily in New York, New Jersey and Connecticut, through its direct sales force, independent insurance agents and brokers. Oxford's commercial insured products and services include traditional health maintenance organizations, preferred and exclusive provider organizations, point-of-service plans and consumer-directed health plans. The Company also offers Medicare plans and third-party administration of employer-funded benefits plans. More information about Oxford Health Plans, Inc. is available at www.oxfordhealth.com.

About UnitedHealth Group

        UnitedHealth Group (www.unitedhealthgroup.com) is a diversified Fortune 100 company that provides a broad spectrum of resources and services to help people achieve improved health and well-being through all stages of life. UnitedHealth Group offers products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, Uniprise, Specialized Care Services and Ingenix. Through its family of businesses, UnitedHealth Group serves more than 55 million individuals nationwide.

Important Merger Information

        In connection with the proposed transactions, UnitedHealth Group and Oxford intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of Oxford common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and Oxford with the SEC) at the SEC's website, www.sec.gov, and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

        UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

        Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of Oxford and their ownership of Oxford common stock is set forth in the proxy statement for Oxford's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

        Certain statements in this press release, including statements concerning the merger, expansion of business opportunities, benefits of the merger, business synergies, opportunities for growth, enhancement of product offerings and service and other statements contained herein regarding matters that are not historical facts, are forward-looking statements as defined in the Securities Exchange Act of 1934; and because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

  •
  Changes in federal or state regulation relating to health care and health benefit plans.

  •
  The state of the economy.

  •
  Rising medical costs or higher utilization of medical services, including higher out-of-network utilization under point-of-service plans and new drugs and technologies.

  •
  Competitive pressure on the pricing of the Company's products, including acceptance of premium rate increases by the Company's commercial groups.

  •
  Higher than expected administrative costs in operating the Company's business and the cost and impact on service of changing technologies.

  •
  The ability of the Company to maintain risk transfer, risk sharing, incentive and other provider arrangements and the resolution of existing and future disputes over the reconciliations and performance under such arrangements.

  •
  Any changes in the Company's estimates of its medical costs and expected cost trends.

  •
  The impact of future developments in various litigation matters and the periodic examination, investigation and review of the Company by various federal and state authorities.

  •
  The Company's ability to renew existing members and attract new members.

  •
  The Company's ability to develop processes and systems to support its operations and any future growth and administer new health care benefit designs.

  •
  Any future acts or threats of terrorism or war.

  •
  Those factors included in the discussion under the caption "Cautionary Statement Regarding Forward-Looking Statements" in Part I, Item 1, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

###